March 4, 2009

Mr. John A. Spitz

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Dear Mr. Spitz:

I am writing in response to your comment letter (file number 000-13396) dated March 3, 2009. The purpose of this correspondence is to request an additional 10 business days to complete our response for the reasons described in the following paragraph.

CNB Financial Corporation’s finance department will devote a significant amount of time and resources during the next two weeks to complete our annual Form 10-K, which has a filing due date of March 16, 2009. In addition, we will want to consult with our external audit firm, Crowe Horwath, on our response, and their availability will be limited due to our upcoming filing deadline, which is the same for many of their clients. If this request is granted, our response is expected to be completed no later than Tuesday, March 31, 2009.

Please contact me if you have any questions concerning this request.

Sincerely,

/s/ Charles R. Guarino
Charles R. Guarino, CPA Treasurer and Principal Financial Officer CNB Financial Corporation